Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

Allegion US Holding Company Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	Debt	5.411% Senior Notes due 2032	Rule 457(r)	$600,000,000	99.998%	$599,988,000	0.0000927	55,619
Fees Previously Paid	—	—	—	—	—	—	—	—
Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—	—	—
	Total Offering Amounts					$599,988,000
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							55,619